UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2022

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

British Virgin Island

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

c/o Portage Development Services Inc., Ian Walters, 203.221.7378

61 Wilton Road, Westport, Connecticut 06880

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x] Form 20-F    [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Description of Action Reported Upon

The board of directors of Portage Biotech Inc. (“Company”) has set the annual general meeting for holders of the ordinary shares to be held on November 10, 2022, at 61 Wilton Road, Westport, Connecticut 06880, and at any postponements or adjournments thereof. Shareholders may attend the meeting in person or virtually. How to vote the shares held by a shareholder and how to attend the meeting are described in the proxy materials that have been filed with this Current Report on Form 6-K.

The record date for those shareholders entitled to vote their ordinary shares at the annual meeting was September 26, 2022. The proxy statement and the accompanying proxy card are first being sent to shareholders on or about October 7, 2022.

You may attend the meeting in person at 61 Wilton Road, Westport, Connecticut 06880 or attend the meeting virtually by logging on to the virtual meeting website at: https://virtual-meetings.tsxtrust.com/1409. The meeting password is: portage2022 (case sensitive).

At the annual general meeting, the holders of ordinary shares will be asked to vote on the following proposals:

1.       to elect seven director nominees named in the proxy statement as the directors of the Company for a term of one year or until the next annual general meeting or their earlier retirement or resignation; and

2.       to approve the 2021 Equity Incentive Plan of the Company, as amended in January 2022.

Attached hereto are the forms of proxy statement, including a copy of the 2021 Equity Incentive Plan, a paper proxy and a proxy that permits electronic voting. Persons are encouraged to read the attached proxy materials, which are incorporated by reference herein.

Exhibits

The following Exhibits are filed with this report:

Exhibit	Description

99.1	Proxy Statement dated October 7, 2022, including a copy of the 2021 Equity Incentive Plan, amended January 2022, and paper proxy
99.2	Virtual Meeting Guide 1 / 2
99.3	Form of Proxy for electronic voting of ordinary shares
99.4	Notice of Access

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech, Inc.

Date: October 7, 2022	By:	/s/ Allan Shaw
	Name:	Allan Shaw
	Title:	Chief Financial Officer